Exhibit 10.37

[LETTERHEAD OF WILLIAM A. HAWKINS]

April 29, 2008

Michael DeMane
4060 Sibley Avenue
Deephaven, MN 55391

Dear Michael:

We have sincerely appreciated your dedication and commitment to Medtronic’s mission and success. You have informed me and the Board of Directors of your decision to pursue opportunities outside Medtronic, and we wish you success in that pursuit.

This Letter Agreement (“Agreement”) sets forth the terms and conditions of the termination of your employment effective May 31, 2009 (or earlier in accordance with this Agreement). This Agreement also sets forth the terms and treatment of certain of your benefits acquired during your employment. In consideration of the provisions and agreements set forth below and for good and valuable consideration, the sufficiency and receipt of which are acknowledged by both parties, we have agreed as follows.

Article 1.  Separation Package.

1.1	Separation Award. This Agreement sets forth the terms and conditions, including the amount, timing and method of payments, as well as the terms and benefits of your transition of employment.

Article 2.  Transition of Employment.

2.1

Termination of Employment Date.   Your last day as a Medtronic officer shall be April 30, 2008 and your employment with Medtronic shall terminate on the “Termination Date,” which is defined as the earliest to occur of: (a) May 31, 2009, or (b) the date of an Event of Default (as defined in Section 2.8 below).

2.2

Transition Period.   The period from May 1, 2008 through the Termination Date shall be defined as the Transition Period. During the Transition Period, you will not be required to report to work. However, you agree to make yourself available (as is mutually convenient) as an employee for consultation regarding the transition of your duties until the Termination Date. Although you will remain in regular employment through the end of the Transition Period, you will have a Separation from Service on April 30, 2008 (as that term is defined for purposes of Medtronic’s deferred compensation arrangements subject to Code Section 409A) due to your decreased work commitment.

2.3

Transition Period Salary and Benefits.   During the Transition Period, subject to the terms and conditions of this Agreement, Medtronic will pay your current base pay at a gross monthly amount of Sixty Thousand Four Hundred Seventeen Dollars ($60,417.00) (less withholdings for applicable taxes and authorized deductions), for a total sum of Seven Hundred Eighty Five Thousand Four Hundred Twenty One Dollars ($785,421.00) to be paid over thirteen (13) months if the Termination Date occurs on May 31, 2009. During this Transition Period, your current base pay and benefits will continue under the same terms as during your regular employment prior to the Transition Period. For the purposes of this Transition Period, employee benefits (“Benefits”) shall include only Medical and Dental Coverage, Basic and Optional Life Insurance, Medtronic Retirement Plan, Supplemental Retirement Plan (401K) Employee Stock Purchase Plan, Salary Continuation, and Long Term Disability and no other benefits or perquisites. Payment of this transition amount will commence after expiration of the revocation period set forth in Article 4 consistent with Medtronic’s customary payroll dates and practices, provided you have signed and not revoked this Agreement.

2.4

Management Incentive Program (“MIP”) FY08.   You have already earned and will be paid the current forecasted amount earned under the FY08 MIP. The current forecasted MIP FY08 payout is Three Hundred Thousand Nine Hundred Fifty Five Dollars ($300,955.00) (less standard federal and state withholdings and authorized deductions). Payment of the actual amount based on business results will be made in accordance with the customary terms of the MIP, and consistent with Medtronic’s customary payroll dates and practices.

2.5

Long Term Performance Plan (PSP/LTPP) FY08.   You have already earned and will be paid the 2006-2008 LTPP payouts as calculated from corporate financial objectives and as approved by the Compensation Committee of the Board. The 2006-2008 LTPP payout for you is currently forecasted to be Three Hundred Fifty-two Thousand One Hundred Thirty One Dollars ($352,131.00) (less standard federal and state withholdings and authorized deductions). Payment of the actual amount based on business results will be made to you in accordance with the terms of the LTP Plan and consistent with Medtronic’s customary payroll dates and practices.

2.6	Deferred Compensation Payout. You will receive a distribution of funds in your Capital Accumulation Plan consistent with Plan provisions and subject to the requirements of Code Section 409A.

2.7

No Further Rights and Benefits.   Effective May 1, 2008, you shall have no duties and no authority to make any representations or commitments on behalf of Medtronic or in any capacity whatsoever, except as provided by this Agreement. After expiration of the Transition Period, you shall have no further rights deriving from your employment by Medtronic, and shall not be entitled to any further compensation or non-vested benefits, except as provided in this Agreement.

2.8

Event of Default.   In the event you breach any of your material obligations under this Agreement, Medtronic will give you written notice of your alleged breach and you will have a reasonable time (not less than 10 days and not more than 30 days) to cure such breach after you receive such written notice. If you fail to cure a material breach of your obligations under this Agreement within such time period, Medtronic may, upon written notice to you, declare an “Event of Default” and thereupon terminate your Transition Period salary and benefits under Section 2.3 and your right to receive the payments and benefits under Sections 3.1 through 3.4.

Article 3.  Separation Package.

3.1

Additional Consideration: Lump Sum Separation Payment.   Subject to the terms and conditions of this Agreement, if the Termination Date occurs on May 31, 2009, Medtronic will pay to you a lump sum separation amount of Three Hundred Sixty Two Thousand Five Hundred Dollars ($362,500.00) (less withholdings for taxes and authorized deductions), which is an amount equal to six (6) months salary at your current base salary. Provided you have signed and not revoked this Agreement, this lump sum amount will be paid to you as soon as practicable, but not later than 15 days, after the Termination Date if the Termination Date is May 31, 2009. If the Termination Date occurs prior to May 31, 2009, the amount contemplated by this Section 3.1 will not be paid.

3.2

Management Incentive Program (“MIP”) FY09.   Subject to the terms and conditions of this Agreement, if the Termination Date occurs on May 31, 2009, Medtronic will pay you a FY09 MIP payout in the amount of Six Hundred Eighty Eight Thousand Seven Hundred Fifty Dollars ($688,750.00) (less withholdings for taxes and authorized deductions). Provided you have signed and not revoked this Agreement, this lump sum amount will be paid to you as soon as practicable after the Termination Date if the Termination Date is May 31, 2009. If the Termination Date occurs prior to May 31, 2009, the amount contemplated by this Section 3.2 will not be paid.

3.3

Long Term Performance Plan (LTPP) FY09.   Subject to the terms and conditions of this Agreement, if the Termination Date occurs on or after the last day of Medtronic’s fiscal year 2009, Medtronic will pay you 2007-2009 LTPP payouts as calculated from corporate financial objectives and as approved by the Compensation Committee of the Board. The LTPP payout for you is currently forecasted to be Two Hundred Eighteen Thousand Eight Hundred Eighty Dollars ($218,880.00) (less standard federal and state withholdings and authorized deductions). Payment of the actual amount based on business results will be made to you in accordance with the terms of the

LTP Plan provided that you have complied with the terms of this Agreement. If the Termination Date occurs prior to the last day of Medtronic’s fiscal year 2009, this amount will be forfeited consistent with LTP Plan provisions.

3.4

Stock Options and Restricted Stock.   During the Transition Period, your stock options and restricted stock grants will continue to vest. You may, at your sole discretion, exercise any stock option that is vested or will vest on or before the Termination Date. The exercise of any such option must occur no later than the last date on which exercise is permitted under the applicable option agreement in the event of termination of employment (i.e. the Termination Date). This exercise period will differ from option to option and may end as early as the Termination Date. Any options not exercised by the last permitted exercise date will be forfeited. You agree that you are solely responsible for determining the date on which your options expire per the terms of your option agreement(s).

3.5

References.   All requests for information for your prospective future employer relative to your employment at Medtronic will be forwarded to William Hawkins, Medtronic CEO. Hawkins will make a good faith response to such requests with confirmation of your title, dates of employment, salary and performance. In addition, you may use as references other current or former Medtronic executives or directors who have agreed to provide you a reference to your prospective employer.

3.6

Regarding COBRA Benefits.   As provided by COBRA, you shall have the right to continue coverage in the medical plan(s) in which you are presently participating, in accordance with state and federal law, for a period of 18 months following the Termination Date at a cost to you as specified by such plans.

3.7

Tax Equalization.   Medtronic will continue to have Deloitte and Touche prepare your taxes for the earlier of a two year period or until there is no longer any impact of non-US taxes on your income earned while you were employed by Medtronic. With respect to income earned as an employee of Medtronic that is subject to non-US taxes, you will be tax equalized consistent with the tax equalization that has been previously provided to you in connection with Medtronic’s agreement with you regarding income earned by you as an employee of Medtronic outside the US.

3.8	Non-Required Benefits. You acknowledge that by accepting the provisions of this Agreement, you are receiving certain benefits to which you would not otherwise be entitled.

Article 4.  Release.

4.1

In consideration of the provisions of this Agreement, you, for yourself and your heirs and executors, fully and completely release and forever discharge Medtronic, its officers, directors, shareholders, board members, representatives, divisions, parents, subsidiaries, successors and assigns, employees and agents, of and from any and all claims, complaints, causes of action, demands, sums of money, covenants, contracts, agreements, promises, liabilities, damages or judgments, whatsoever in law or in equity, which you, ever had, now have against Medtronic or which you, hereafter, can, shall, or may have for or by reason of or in connection with any actions, conduct, decisions, behavior, events, transactions, omissions or accounts, occurring to the date of this Agreement.

You acknowledge that this Release specifically covers, but is not limited to, any and all claims, complaints, causes of action or demands (including related attorneys’ fees and costs) which you have or may have against Medtronic relating in any way to the terms, conditions and circumstances of your employment and the termination, resignation and/or Retirement thereof; whether based on statutory or common law claims for wrongful discharge, breach of contract, breach of any express or implied promise, misrepresentation, fraud, retaliation, breach of public policy, infliction of emotional distress, defamation, promissory estoppel, invasion of privacy, or employment discrimination, including but not limited to claims under the Federal Age Discrimination in Employment Act (29 U.S.C. Sec. 621, et seq.), the Older Workers Benefit Protection Act (“OWBPA’), the Family Medical Leave Act, Fair Labor Standards Act, Employee Retirement Income Security Act, the Sarbanes-Oxley Act of 2002 and state statutes, if any, addressing the same subject matters or any other theory or basis, whether legal or equitable.

Nothing in this Section 4.1 or elsewhere in this Agreement shall affect or impair any right that you have to indemnification pursuant to Medtronic’s bylaws and certificate of incorporation or applicable law.

4.2

Protected Rights.   You expressly acknowledge that this Release does not relinquish any protected rights you may have under Title VII of the Civil Rights Act of 1964, the Equal Pay Act (“EPA”), the Americans with Disabilities Act (“ADA”), OWBPA or the Age Discrimination in Employment Act (“ADEA”) (or any similar state or local law, including but not limited to the Minnesota Human Rights Act)to file a charge, testify, assist or participate in any manner in an investigation, hearing or proceeding conducted by the Equal Employment Opportunity Commission (or comparable state or local agency) or the Office of Federal Contract Compliance. However, you may not recover additional compensation or damages as a result of that participation.

4.3

Notice of Rights of Review and Rescission.   You acknowledge receipt of this Agreement as notice in writing from Medtronic advising you to consult with an attorney prior to executing this Agreement and further acknowledge that you have been provided the right to consider this Agreement, including the release delineated in this section, for a period of twenty-one (21) days prior to executing same. The parties acknowledge that you have fifteen (15) days from the date of execution of this Agreement to revoke same, and that this entire Agreement shall not be effective or enforceable in whole or in part until the revocation period has expired. If you choose to revoke this Agreement within fifteen (15) days of execution, such revocation shall apply to the entire Agreement, and it is understood and agreed that such revocation shall render this entire Agreement null and void. To be effective, the rescission must be in writing and delivered by hand or mailed to Jan Erickson, Vice President Human Resources, 710 Medtronic Parkway, MS: LC245, Minneapolis, MN 55432. If mailed, the rescission must be (a) postmarked within the fifteen-day revocation period; (b) properly addressed to Jan Erickson; and (c) sent by certified mail, return receipt requested. If you accept this Agreement, the signed Agreement should be postmarked or returned by the close of the twenty-first day of the consideration period, to Jan Erickson at the address stated herein.

Article 5.  General Provisions.

5.1	Vacation Pay. You shall receive compensation for accrued and unused vacation through April 30, 2008 in a lump sum by May 10, 2008.

5.2	Post-Employment Restrictions. For purposes of this Agreement, terms that are CAPITALIZED have the following defined meanings with respect to those businesses:

COMPETITIVE PRODUCT means any good, product, product line or service developed, designed, produced, manufactured, marketed, promoted, sold, supported, serviced, or in development or the subject of research by anyone other than Medtronic that is the same as or similar to, or performs any of the same or similar functions as, may be substituted for, or is intended or used for any of the purposes as any good, product, product line or service you (or other PERSONS at or on behalf of Medtronic) researched, developed, designed, produced, manufactured, marketed, sold, solicited the sale of, or supported during the term of your employment or about which at any time you received or otherwise obtained or learned CONFIDENTIAL INFORMATION.

COMPETITIVE RESEARCH AND SUPPORT means any research, development, analysis, planning or support services of any kind or nature, including without limitation theoretical and applied research, or business, technical, regulatory or systems research, analysis, planning or support, that assists, improves or enhances any aspect of the development, design, production, manufacture, marketing, promotion, sale, support or service of a COMPETITIVE PRODUCT.

CONFIDENTIAL INFORMATION means any information relating to Medtronic’s business that you learned during the course of your employment by Medtronic that derives independent economic value from not being generally known, or readily ascertainable by proper means, by other PERSONS who can obtain economic value from its disclosure or use. CONFIDENTIAL INFORMATION includes but is not limited to trade secrets and inventions and, without limitation, may relate to research; development; experiments; clinical investigations; clinical trials; clinical and product development results and data; engineering; product specifications; computer programs; computer software; hardware configurations; manufacturing processes; compositions; algorithms; know-how; methods; machines; management systems and techniques; strategic plans; long-range plans; operating plans; organizational plans; financial plans; financial models; financial projections; nonpublic financial information; business, financial, planning, and strategic systems and methods; operating systems; information systems; acquisition and divestiture goals, plans, strategies or targets; regulatory strategies, plans and approaches; quality control systems and techniques; patent and intellectual property strategies, plans and approaches; vendor and customer data; employee and personnel data; human resources goals, plans and strategies; human resource management techniques; sales volumes; pricing strategies; sales and marketing plans and strategies, contracts and bids; and any business management techniques that are being planned or developed, utilized or executed by Medtronic; provided that CONFIDENTIAL INFORMATION does not include information that has been publicly disclosed by Medtronic or is otherwise publicly available.

CONFLICTING ORGANIZATION means any PERSON or entity, and any parent, subsidiary, partner or affiliate of any PERSON or entity, that engages in, or is intended to become engaged in, the development, design, production, manufacture, promotion, marketing, sale, support or service of a COMPETITIVE PRODUCT or in COMPETITIVE RESEARCH AND SUPPORT.

PERSON means any natural or judicial person or entity of any kind.

5.2.1	During the Transition period and thereafter until May 1, 2010, you will not engage in any of the following activities:

•	Be employed by or affiliated in any capacity with, become an independent contractor or consultant for, a director of or advisor to, or render any services, directly or indirectly, on behalf of or in support of, any CONFLICTING ORGANIZATION.
•	Use, disclose, or rely upon any CONFIDENTIAL INFORMATION to or for the benefit of anyone other than Medtronic, for as long as the information retains the characteristics described in the definition above.
•	Encourage or induce any PERSON to stop or refrain from doing business with Medtronic.
•	Solicit, cause to be solicited, or participate in or promote the solicitation of any PERSON to purchase, use, recommend or prescribe a COMPETITIVE PRODUCT.
•	Solicit, cause to be solicited, or participate in or promote the solicitation of any PERSON to participate in, evaluate, comment on or otherwise be engaged in COMPETITIVE RESEARCH AND SUPPORT.

5.2.2	Notification Process for Waiver Request; Arbitration.

•	You will provide to Medtronic advance written notice of your intention to engage in any activity that, if accepted or undertaken by you, would constitute a breach of the provisions of Section 5.2.1 of this Agreement. Such advance notice will include a description of the company and your proposed position, scope of duties and responsibilities.
•	Medtronic will evaluate the nature and scope of the position and, determine, in the exercise of good faith, whether the opportunity as described in your notice would constitute a violation of Section 5.2.1 of this Agreement. If Medtronic makes a determination that the opportunity would constitute a breach of Section 5.2.1, Medtronic may, in the exercise of its reasonable discretion, grant an appropriate waiver of the provisions of Section 5.2.1. If Medtronic grants an appropriate waiver of the provisions of Section 5.2.1, such waiver shall be limited to the opportunity as described, and may contain such conditions and terms as Medtronic considers appropriate under the circumstances.
•	If the waiver is granted, Medtronic will request assurances of protection of Medtronic trade secret information from your new employer.

•	If you believe that Medtronic’s determination that an opportunity would constitute a breach of Section 5.2.1 was not made in good faith or that Medtronic did not exercise its reasonable discretion in withholding a waiver, you may fully engage the Arbitration process set forth in Section 5.2.3 set forth below.
5.2.3

Arbitration.   To the fullest extent permitted by law, all claims that you may have against Medtronic or any other Released Party, or which Medtronic may have against you, in any way related to the subject matter, interpretation, application, or alleged breach of this Agreement or the Medtronic Employee Agreement (“Arbitrable Claims”) shall be resolved by binding arbitration in the state of Minnesota. The Arbitration will be held pursuant to the rules of Arbitration of the Center for Public Resources. The decision of the arbitrator shall be in writing and shall include a statement of the essential conclusions and findings upon which the decision is based.

Arbitration shall be final and binding upon the parties and shall be the exclusive remedy for all Arbitrable Claims. Either party may bring an action in a Minnesota court to compel arbitration under this Agreement and to enforce an arbitration award. Otherwise, neither party shall initiate or prosecute any lawsuit or administrative action in any way related to any Arbitrable Claim. Notwithstanding the foregoing, either party may, in the event of an actual or threatened breach of this Agreement or the Medtronic Employee Agreement, seek a temporary restraining order or injunction in a Minnesota court restraining breach pending a determination on the merits by the arbitrator.

THE PARTIES HEREBY WAIVE ANY RIGHTS THEY MAY HAVE TO TRIAL BY JURY IN REGARD TO ARBITRABLE CLAIMS, INCLUDING WITHOUT LIMITATION ANY RIGHT TO TRIAL BY JURY AS TO THE MAKING, EXISTENCE, VALIDITY, OR ENFORCEABILITY OF THE AGREEMENT TO ARBITRATE.

5.3

Non-Solicitation of Employees.   Unless given prior consent by the Chief Executive Officer of Medtronic, Inc, you shall not at any time prior to the third (3rd) anniversary of this Agreement, solicit, participate in or promote the solicitation of any person who was employed by Medtronic, Inc. during your employment at Medtronic through and including the Transition Period to leave the employ of Medtronic, Inc. to take employment with any company you are then employed by or serve in any advisory or managerial capacity (including, without limitation, as a member of a board of directors). You further shall not, on your own behalf or behalf of any company you are then employed by or serve in any advisory or managerial capacity (including, without limitation, as a member of a board of directors), hire, employ or engage any such person or entity. You further agree that, during such time, if an employee of Medtronic, Inc. contacts you about prospective employment with any company you are then employed by or serve in any advisory or managerial capacity (including, without limitation, as a member of a board of directors), you will inform such individual that you cannot discuss the matter further without informing the CEO of Medtronic. If a Medtronic employee asks you provide reference to a prospective employer, you may provide such information if you have no current employment, consultative or advisory relationship with that prospective employer. Medtronic acknowledges that you may not be directly and specifically involved with the recruitment and hiring of a Medtronic employee by your employer. In such a case, you agree that, upon Medtronic’s request, you will provide, and will use reasonable efforts to cause your employer to provide, evidence that this provision has not been breached with respect to such recruitment and hiring.

5.4

Agreement Not to Affect Benefits.   This Agreement shall not in any way impair any of your existing rights with respect to pension, retirement and/or other employee benefit plans of Medtronic applicable to former employees.

5.5

Assignment.   The parties represent and warrant that they have not assigned or transferred to any PERSON or entity, any claim or right released, granted or conveyed pursuant to this Agreement, and the parties covenant and agree that neither party may assign any rights or benefits under this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld.

5.6

Company Property.   You will return all proprietary or confidential information and documents, and company property including but not limited to cellular phones, credit cards, calling cards, keys, computers, employment badges and any company provided hardware and software no later than the Termination Date.

5.7

Cooperation with Employer.   During the Transition Period, you agree to cooperate with Medtronic and provide consulting as needed regarding the transition of your duties; provided that such cooperation and consulting shall not unreasonably interfere with any employment or business pursuits, including consulting, that you may be engaged in from time to time. You represent that you have fully and truthfully disclosed to Medtronic any and all concerns you may have related to your employment and/or any alleged or perceived violation by Medtronic, its agents or employees of Medtronic’s Code of Conduct, its Business Conduct Standards, or any applicable legal, regulatory or quality requirements.

In addition, you agree to cooperate fully with Medtronic, including its attorneys or accountants, in connection with any potential or actual litigation, or other real or potential disputes, which directly or indirectly involves Medtronic; provided that such cooperation shall not unreasonably interfere with any employment or business pursuits, including consulting, that you may be engaged in from time to time. You agree to appear as a witness and be available to attend depositions, consultations or meetings regarding litigation or potential litigation as requested by Medtronic. Medtronic acknowledges that these efforts, if necessary, will impose on your time and would likely interfere with other commitments you may have in the future. Consequently, Medtronic shall attempt to schedule such depositions, consultations or meetings in coordination with your schedule, but you recognize that scheduling of certain court proceedings, including depositions, may be beyond Medtronic’s control. Likewise, following the transition period, Medtronic agrees to compensate you for your time hereunder at a mutually agreeable per hour rate of Five Hundred Dollars ($500.00) for actual time spent traveling to and from and attending such depositions, consultations or meetings, not to include ancillary time spent at hotels and related locations during evenings between proceedings. Medtronic also agrees to reimburse you for the out-of-pocket expenditures actually and reasonably incurred by you in connection with the performance of the services contemplated by this Subsection, including hotel accommodations, air fare transportation and meals consistent with Medtronic’s generally applicable expense reimbursement policies. It is expressly understood by the parties that any compensation paid by Medtronic to you under this Subsection shall be in exchange for your time and is not intended or understood to be dependent upon the character or content of any information you disclose in good faith in any such proceedings, meetings or consultation.

5.8

Future Conduct.   You agree not to engage in any form of conduct, or make any statements or representations, that disparage or otherwise harm the reputation, goodwill or commercial interests of Medtronic or its management. You will refrain from making any statements including disparaging, derogatory or otherwise negative comments or statements about Medtronic to any person, including specifically but not limited to, any person affiliated in any way with any actual or potential employee, customer, vendor or competitor of Medtronic or any member of the medical, business, professional or scientific community with whom Medtronic has had or, to your knowledge, has contemplated a business, professional, or scientific relationship.

Medtronic agrees not to engage in any form of conduct, or make any statements or representations, that disparage or otherwise harm you or your reputation. Medtronic will refrain from making any statements including disparaging, derogatory or otherwise negative comments or statements about you to any person.

5.9

Indemnification.   In the event that any payments, benefits or other amounts provided to you under this agreement are subject to the excise tax imposed by Code Section 409A, Medtronic will indemnify and hold you harmless on a net after-tax basis from such excise tax and all interest and penalties imposed upon you with respect to such tax as well as all expenses incurred by you in contesting such tax. In the event of a claim is made against you for an excise tax under Code Section 409A, you agree that Medtronic may contest such claim, at its expense, with counsel appointed by Medtronic and reasonably acceptable to you. In addition, in the event that you are named as a defendant in litigation related to your employment with Medtronic, Medtronic will indemnify and provide legal defense for you in accordance with the law and subject to the terms and conditions of Medtronic’s directors and officer’s liability insurance coverage. The foregoing indemnification shall be provided subject to the requirements of Treasury Regulation Section 1.409A-3(i)(l)(v).

5.10

Confidentiality, Non-Disclosure.   The parties agree that they will not reveal, publish, disseminate or discuss any or all of the background, negotiations or terms and conditions of this Agreement except to one’s spouse, attorney, accountant or as may be required by law.

5.11

Voluntary Agreement.   The parties acknowledge that they have been provided a full opportunity to review and reflect upon the terms of this Agreement and to seek advice of legal counsel of their choice and that their signatures are freely, voluntarily and knowingly given.

5.12

Entire Agreement.   The parties agree that, except as it relates to the provisions of the Medtronic Employee Agreement executed by you on or about the date you commenced employment with Medtronic concerning confidential information, inventions, documents, and tangible things and agreements related to the grant of any stock option, this Agreement supersedes any prior arrangements, agreements or contracts, whether written, oral or implied (in law or fact), between them and contains the entire understanding and agreement between the parties and cannot be amended, modified or supplemented in any respect, except by a subsequent written agreement executed by both parties.

5.13	Choice of Law. This Agreement shall be governed by the laws of the State of Minnesota.

5.14

Limited Severability.   If any Article or provision(s) of this Agreement are found by a court of competent jurisdiction to be invalid or unenforceable, in whole or in part, then those provisions shall be deemed to be modified or restricted in the manner necessary to render them valid and enforceable, and this Agreement shall be construed and enforced to the maximum extent permitted by law, if any.

5.15

Headings.   The titles and subtitles of the various sections and paragraphs of this Agreement are inserted for convenience and shall not be deemed to affect the meaning or construction of any of the terms, provisions, covenants and conditions of this Agreement.

5.16

Death.   In the event of your death during the Transition Period, the remaining payments to be to you under this Agreement shall be made to your estate and the Termination of Employment Date shall be May 31, 2009.

5.17

Right to Pursue Other Activities and Employment During the Transition Period.   Subject to your compliance with the provisions of this Agreement, you may seek and accept other employment and otherwise engage in gainful employment, including consulting services, during the Transition Period. You shall continue to be paid the amounts under this Agreement and have the benefits set forth in this Agreement during the Transition Period; provided, however, that your participation in the Medtronic, Inc. Savings and Investment Plan, Medtronic, Inc. Retirement Plan and the Medtronic Medical Plan will cease if you accept employment with another Employer. Your 18-month COBRA continuation period will begin at such time.

5.18	Public Announcement. The parties agree to the public announcement attached as Exhibit A attached hereto as to the change in your employment status with Medtronic.

5.19

No Mitigation.   Medtronic agrees you are not required to seek other employment or to attempt in any way to reduce any amounts payable to you by Medtronic pursuant to this Agreement. Furthermore, the amount of any payment or benefit provided for in this Agreement shall not be reduced by any compensation earned by you as a result of employment by another employer or otherwise.

WHEREFORE, the parties execute this Agreement effective the date set forth below.

MEDTRONIC, INC.

By:	/s/ William Hawkins	/s/ Michael DeMane
	William Hawkins President and Chief Executive Officer	Michael DeMane
Date: 4/29/08		Date: 29 April, 2008